James A. J. Nickolas Senior Vice President and Chief Financial Officer

June 14, 2022

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Ken Schuler

Craig Arakawa

Re: Martin Marietta Materials, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 22, 2022

File No. 001-12744

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 1, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed February 22, 2022 (the “2021 Form 10-K”). The Company’s responses to the Staff’s comments are set forth below under “RESPONSE” and correspond to the comments in the Staff’s letter, which are also included below.

COMMENTS AND RESPONSES

Form 10-K for the Year Ended December 31, 2021

Properties, page 27

1.
We note your disclosure of resources and reserves as values based on your average selling price per ton. Please restate your resources and reserves as tonnages to align with your definitions and the definitions at Item 1300 of Regulation S-K.

RESPONSE:

The new tables relating to mineral resources and mineral reserves contain a column entitled “Amount.” Based on our review of the new rules, guidance, and conversations with our counsel and the Staff, we believed that the rules required a reasonable and justifiable price for each commodity, and not the tonnage. Accordingly, the Company presented the mineral resources and mineral reserves tables in

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dollars based on the average selling prices disclosed in footnote 1 to the tables. The amount disclosed represents the mineral reserves and mineral resources multiplied by a reasonable and justifiable price selected by the Company, together with the time frame and point of reference used to estimate the amount of mineral resources and mineral reserves. In future filings, the Company will present the data in the tables in tonnages and continue to disclose the reasonable and justifiable prices in footnotes to the tables. The following presents the information in tonnage as of December 31, 2021:

Summary Mineral Resources [1,2]
At End of Fiscal Year Ended December 31, 2021 Based on Average Selling Price

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources			Inferred Mineral Resources
	Tons (in 000s)	Grades/Qualities	Tons (in 000s)	Grades/Qualities	Tons (in 000s)	Grades/Qualities	Tons (in 000s)	Grades/Qualities
Crushed Stone
East Division	144,299	Crushed Stone	30,584	Crushed Stone	174,883	Crushed Stone	-	Crushed Stone
Central Division	-	Crushed Stone	22,730	Crushed Stone	22,730	Crushed Stone	-	Crushed Stone
Southwest Division	-	Crushed Stone	-	Crushed Stone	-	Crushed Stone	-	Crushed Stone
West Division	85,240	Crushed Stone	233,708	Crushed Stone	318,948	Crushed Stone	-	Crushed Stone
Total Crushed Stone	229,539		287,022		516,561		-
Sand & Gravel
East Division	-	Sand & Gravel	-	Sand & Gravel	-	Sand & Gravel	-	Sand & Gravel
Central Division	1,102	Sand & Gravel	35,496	Sand & Gravel	36,598	Sand & Gravel	-	Sand & Gravel
Southwest Division	-	Sand & Gravel	-	Sand & Gravel	-	Sand & Gravel	-	Sand & Gravel
West Division	59,839	Sand & Gravel	143,191	Sand & Gravel	203,030	Sand & Gravel	-	Sand & Gravel
Total Sand & Gravel	60,941		178,687		239,628		-

Summary Mineral Reserves [1,2]
At End of Fiscal Year Ended December 31, 2021 Based on Average Selling Price
	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Tons (in 000s)	Grades/Qualities	Tons (in 000s)	Grades/Qualities	Tons (in 000s)	Grades/Qualities
Crushed Stone
East Division	4,668,816	Crushed Stone	3,676,719	Crushed Stone	8,345,535	Crushed Stone
Central Division	1,510,294	Crushed Stone	1,420,788	Crushed Stone	2,931,082	Crushed Stone
Southwest Division	2,297,842	Crushed Stone	1,724,114	Crushed Stone	4,021,956	Crushed Stone
West Division	372,711	Crushed Stone	600,000	Crushed Stone	972,711	Crushed Stone
Total Crushed Stone	8,849,663		7,421,621		16,271,284
Sand & Gravel
East Division	65,461	Sand & Gravel	110,783	Sand & Gravel	176,244	Sand & Gravel
Central Division	236,794	Sand & Gravel	70,436	Sand & Gravel	307,230	Sand & Gravel
Southwest Division	56,687	Sand & Gravel	86,125	Sand & Gravel	142,812	Sand & Gravel
West Division	179,120	Sand & Gravel	44,444	Sand & Gravel	223,564	Sand & Gravel
Total Sand & Gravel	538,062		311,788		849,850

1.
There is a range of selling prices for each product category and each geography that depend on the type of product, whether it is washed or not, and its end use. The average selling price per ton used for crushed stone for the East Division, Central Division, Southwest Division and West Division was $15.65, $14.08, $10.46 and $11.53, respectively. The average selling price per ton used for sand and gravel for the East Division, Central Division, Southwest Division and West Division was $10.66, $10.73, $13.28 and $13.52, respectively. These prices exclude any portion of revenues allocated to freight, including internal freight to ship products from a producing quarry to a distribution terminal and third-party freight to deliver product to a customer.

2.
For the purposes of this table, the Company calculates its aggregate reserves based on land that has been zoned for quarrying and land for which the Company has determined zoning is not required. The Company's reserves presented in the Central Division include dolomitic limestone reserves used in the Magnesia Specialties business. The Company's reserves presented in the Southwest Division and the West Division include limestone reserves used in the business of the cement product line.

The Company requests to present the table in tonnage prospectively, beginning with its Form 10-K for the year ending December 31, 2022. The tonnages as of December 31, 2021 are calculable from the information provided in the 2021 Form 10-K by dividing the total amounts in the tables by the average selling prices disclosed in footnote 1 to the tables. In addition, there are no material quarries or mines and, as disclosed in Items 1, 2, 7 and 8 in the 2021 Form 10-K, the Company’s mineral reserves, on average, represent 78 years of production based on the 2021 level. Thus, the Company has adequate mineral reserves for any future period relevant to an investor.

2.
We note your resource and reserve disclosure does not include the price used to determine your economic resources and reserves. See footnote to Table 1 & 2 to Item 1303(b)(3) of Regulation S-K.

RESPONSE:

The Company disclosed the price used to determine the economic resources and reserves for each product category and geographic division. The amounts represent reasonable and justifiable prices for the aggregates commodity. Additionally, the time frame and point of reference used by a qualified person are also disclosed as the Company’s average selling prices for 2021.

The Company included the following footnote 1 to the summary mineral resources and summary mineral reserves tables in the Form 10-K for the year ended December 31, 2021:

The amounts, presented in millions, were determined using the 2021 average selling price per ton for that product category in that geographic division. There is a range of selling prices for each product category and each geography that depend on the type of product, whether it is washed or not, and its end use. The average selling price per ton used for crushed stone for the East Division, Central Division, Southwest Division and West Division was $15.65, $14.08, $10.46 and $11.53, respectively. The average selling price per ton used for sand and gravel for the East Division, Central Division, Southwest Division and West Division was $10.66, $10.73, $13.28 and $13.52, respectively. These prices exclude any portion of revenues allocated to freight, including internal freight to ship products from a producing quarry to a distribution terminal and third-party freight to deliver product to a customer.

We appreciate your comments and hope that we have adequately addressed them with the foregoing response. Please feel free to contact me if you would like to discuss any of these matters further.

Very truly yours,

/s/ James A. J. Nickolas